Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Movano Inc. (the “Company”) of our report dated April 9, 2025, except for the effects of the October 10, 2025 reverse stock split discussed in Note 2, as to which the date is December 19, 2025, relating to the consolidated financial statements of the Company as of December 31, 2024 and 2023 and for the years then ended (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a going concern uncertainty), appearing in the Current Report on Form 8-K of the Company dated December 19, 2025, filed with the Securities and Exchange Commission.

/s/ Baker Tilly US, LLP

San Francisco, California

December 19, 2025